UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Despegar.com, Corp.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

G27358103
(CUSIP Number)

Dan Reid
LCLA Daylight LP
c/o Catterton Latin America Management Co.
30 Rockefeller Plaza, Suite 5405
New York, NY 10112
General Counsel
(212) 600-2139
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27358103	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
LCLA Daylight LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.64%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Represents 11,000,000 Ordinary Shares of the Issuer issuable upon exercise of the Warrants. See Item 5.
** Based on 69,648,263 Ordinary Shares outstanding as of December 31, 2019, and assuming issuance of an additional 11,000,000 Ordinary Shares upon exercise of the Warrants.

CUSIP No. G27358103	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
CALA2 Managers, Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.64%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 11,000,000 Ordinary Shares of the Issuer issuable upon exercise of the Warrants. See Item 5.
** Based on 69,648,263 Ordinary Shares outstanding as of December 31, 2019, and assuming issuance of an additional 11,000,000 Ordinary Shares upon exercise of the Warrants.

CUSIP No. G27358103	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Scott A. Dahnke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.64%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Represents 11,000,000 Ordinary Shares of the Issuer issuable upon exercise of the Warrants. See Item 5.
** Based on 69,648,263 Ordinary Shares outstanding as of December 31, 2019, and assuming issuance of an additional 11,000,000 Ordinary Shares upon exercise of the Warrants.

CUSIP No. G27358103	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Dirk Donath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000 shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.64%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Represents 11,000,000 Ordinary Shares of the Issuer issuable upon exercise of the Warrants. See Item 5.
** Based on 69,648,263 Ordinary Shares outstanding as of December 31, 2019, and assuming issuance of an additional 11,000,000 Ordinary Shares upon exercise of the Warrants.

CUSIP No. G27358103	13D	Page 6 of 10 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Despegar.com, Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is Juana Manso 1069, Floor 5, Ciudad Autónoma de Buenos Aires, Argentina C1107CBR.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) LCLA Daylight LP, a Delaware limited partnership (“LCLA Daylight”);

(ii) CALA2 Managers, Ltd, a Cayman Islands limited company (“CALA2 Managers”), which is the sole general partner of LCLA Daylight;

(iii) Scott A. Dahnke, a citizen of the United States, who is a member of the managing board of CALA2 Managers and disclaims beneficial ownership of any Ordinary Shares reported herein; and

(iv) Dirk Donath, a citizen of the United States, who is a member of the managing board of CALA2 Managers and disclaims beneficial ownership of any Ordinary Shares reported herein.

(b) The address of the principal business office of LCLA Daylight, CALA2 Managers and Mr. Donath is c/o Catterton Latin America Management Co., 30 Rockefeller Plaza, Suite 5405, New York, NY 10112. The address of the principal business office of Mr. Dahnke is 599 West Putnam Avenue, Greenwich, CT 06830.

(c) The principal business of: (i) LCLA Daylight is to serve as a private investment vehicle for investment in the Issuer; (ii) CALA2 Managers is to serve as the general partner of certain private investment vehicles, including LCLA Daylight; (iii) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Latin America Management Co., and participate in the management of its related entities; and (iv) Mr. Donath, an individual, is to serve as Managing Partner, Latin America of L Catterton, a private equity firm and parent company of Catterton Latin America Management Co., and participate in the management of its related entities.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization or citizenship of each Reporting Person, as applicable, is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons used $150,000,000 to effect the Transaction (as defined in Item 5 below). The funds used to acquire the Warrants (as defined in Item 5 below) were derived from contributions made to LCLA Daylight by its partners.

CUSIP No. G27358103	13D	Page 7 of 10 Pages

Item 4.	Purpose of Transaction.

(a) – (j) The Reporting Persons purchased the Warrants for investment purposes. Pursuant to the Investment Agreement (as defined in Item 5 below), LCLA Daylight nominated one member of and one observer to the Issuer’s board of directors (the “Issuer Board”). Further, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may have discussions with the Issuer, which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Issuer.

The Reporting Persons may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time, including, but not limited to: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, including, but not limited to, derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) discussing the various potential alternatives and strategies regarding the Issuer with others, including, but not limited to, interested market and industry participants; (iv) entering into or amending agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; or (v) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of Ordinary Shares to which this Schedule 13D relates is 11,000,000 Ordinary Shares on an as-exercised basis as of the date hereof. Based on 69,648,263 Ordinary Shares outstanding as of December 31, 2019 (as described in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019), and assuming issuance of an additional 11,000,000 Ordinary Shares upon exercise of the Warrants, the Ordinary Shares reported on this Schedule 13D represent approximately 13.64% of the Issuer’s Ordinary Shares.

(b) Each Reporting Person may be deemed to have the shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Ordinary Shares reported herein. Messrs. Dahnke and Donath disclaim beneficial ownership of any Ordinary Shares held of record or beneficially owned by LCLA Daylight or CALA2 Managers.

(c) On August 20, 2020, the Issuer and LCLA Daylight entered into an Investment Agreement (the “Investment Agreement”) pursuant to which, among other things, the Issuer agreed to issue and sell to LCLA Daylight (the “Transaction”) 150,000 shares of the Issuer’s newly created Series A Preferred Shares, no par value (the “Series A Preferred Shares”), and warrants (the “Warrants”) to purchase 11,000,000 Ordinary Shares, for an aggregate purchase price of $150,000,000. The transactions contemplated by the Investment Agreement closed on September 18, 2020.

The Warrants permit LCLA Daylight to purchase 11,000,000 Ordinary Shares at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Issuer on the Ordinary Shares. The Warrants expire September 18, 2030.

The Series A Preferred Shares are not convertible into Ordinary Shares.

The foregoing description of the Investment Agreement, the Series A Preferred Shares and the Warrants is qualified by reference to the Investment Agreement (including the forms of Memorandum of Association and Articles of Association, the terms of the Series A Preferred Shares and Warrant attached thereto), a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference in this Item 5.

Except as described in this Item 5, none of the Reporting Persons has effected any transaction in the Ordinary Shares in the past 60 days.

CUSIP No. G27358103	13D	Page 8 of 10 Pages

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On the terms and subject to the conditions set forth in the Investment Agreement, from and after September 18, 2020, LCLA Daylight will be entitled to appoint (i) one director to the Issuer Board and (ii) one non-voting observer to the Issuer Board, in each case until such time as LCLA Daylight and its permitted transferees no longer hold (A) (i) at least 50% of the Series A Preferred Shares purchased by LCLA Daylight under the Investment Agreement and (ii) Warrants and/or Ordinary Shares for which the Warrants were exercised that represent, in the aggregate and on an as-exercised basis, at least 50% of the shares underlying the Warrants purchased by LCLA Daylight under the Investment Agreement or (B) if the Issuer has redeemed the Series A Preferred Shares in full (pursuant to the Company’s redemption right with respect thereto), Warrants and/or Ordinary Shares for which the Warrants were exercised that represent, in the aggregate and on an as-exercised basis, at least 50% of the shares underlying the Warrants purchased by LCLA Daylight under the Investment Agreement.

The Investment Agreement (including the forms of Memorandum of Association and Articles of Association, the terms of the Series A Preferred Shares, Warrant and Registration Rights Agreement attached thereto) contains other customary covenants and agreements, including certain transfer restrictions, standstill and voting provisions and preemptive rights.

In connection with and concurrently with the closing of the transactions contemplated by the Investment Agreement, the Issuer issued to LCLA Daylight Warrants to purchase 11,000,000 Ordinary Shares at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Issuer on the Ordinary Shares. The Warrants expire September 18, 2030.

In connection with and concurrently with the closing of the transactions contemplated by the Investment Agreement, the Issuer and LCLA Daylight entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which LCLA Daylight will be entitled to customary registration rights with respect to the Ordinary Shares for which the Warrants may be exercised.

The foregoing description of the Investment Agreement, the Warrants and the Registration Rights Agreement is qualified by reference to the Investment Agreement (including the forms of Memorandum of Association and Articles of Association, the terms of the Series A Preferred Shares, Warrant and Registration Rights Agreement attached thereto), a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2
Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and LCLA Daylight LP (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K (File No. 001-38209) filed on August 21, 2020).

CUSIP No. G27358103	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2020

LCLA DAYLIGHT LP

By: CALA2 Managers, Ltd,
its General Partner

By:	/s/ Dirk Donath
Name: Dirk Donath
Title: Director

CALA2 MANAGERS, LTD

By:	/s/ Dirk Donath
Name: Dirk Donath
Title: Director

SCOTT A. DAHNKE

By:	/s/ Scott A. Dahnke

DIRK DONATH

By:	/s/ Dirk Donath